UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated August 29, 2013 relating to the appointment of independent non-executive director and member of Audit Committee and Nomination Committee and Remuneration Committee of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Wai Kay, Ricky
Name: Wong Wai Kay, Ricky Title: Executive Director and Chairman

Dated: August 29, 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APPOINTMENT OF

INDEPENDENT NON-EXECUTIVE DIRECTOR

AND

MEMBER OF AUDIT COMMITTEE

AND

NOMINATION COMMITTEE

AND

REMUNERATION COMMITTEE

The Board announces that Mr. Mak has been appointed as an independent non-executive Director and a member of the audit committee, the nomination committee and the remuneration committee of the Company with effect from 1 September 2013.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF AUDIT COMMITTEE AND NOMINATION COMMITTEE AND REMUNERATION COMMITTEE

The board (the “Board”) of directors (the “Director(s)”) of Hong Kong Television Network Limited (the “Company”) announces that Mr. Mak Wing Sum, Alvin (“Mr. Mak”) has been appointed as an independent non-executive Director and a member of the audit committee, the nomination committee and the remuneration committee of the Company with effect from 1 September 2013.

Mr. Mak, aged 60, is a Chartered Accountant and is a member of the Canadian Institute of Chartered Accountants as well as a member of the Hong Kong Institute of Certified Public Accountants. Mr. Mak is currently an independent non-executive director of I.T Limited, Luk Fook Holdings (International) Limited and Lai Fung Holdings Limited, all three companies are listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). After working in Citibank for over 26 years, Mr. Mak retired in May 2012. He last served as the Head of Markets and Banking for Citibank Hong Kong, being the country business manager for corporate and investment banking business. In Citibank, he had held various senior positions including Head of Global Banking responsible for managing all the coverage bankers. Prior to that, he also managed the Hong Kong’s corporate finance business, regional asset management business and was the Chief Financial Officer of North Asia. Before joining Citibank in 1985, Mr. Mak was an audit group manager at Coopers & Lybrand (now known as PricewaterhouseCoopers). He worked for Coopers & Lybrand for eight years, five of which was in Toronto, Canada. He graduated from University of Toronto with Bachelor of Commerce in 1976.

Mr. Mak has entered into an appointment letter with the Company pursuant to which he was appointed as an independent non-executive Director of the Company for a term of one year with effect from 1 September 2013. Mr. Mak will hold office until the next annual general meeting of the Company and his appointment shall then be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles of Association of the Company. Mr. Mak is entitled to a director’s fee of HK$209,200 per annum under the relevant appointment letter. The remuneration package entitled by Mr. Mak is determined by the Board and the Remuneration Committee of the Company with reference to his responsibilities, time commitment and prevailing market conditions.

Save as disclosed above and as at the date of this announcement, Mr. Mak does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company; and he has also not held any directorship in other public companies the securities of which are listed in Hong Kong or overseas in the last three years.

As at the date of this announcement, Mr. Mak does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Mak has confirmed that he meets the independence criteria as set out in Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange (the ‘‘Listing Rules’’).

In relation to Mr. Mak’s appointment as an independent non-executive Director, there is no other information to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and no other matters that need to be brought to the attention of the shareholders of the Company.

Following the appointment of Mr. Mak, the Company has fulfilled (i) the minimum number of independent non-executive Directors required under Rule 3.10(1) and 3.10A and audit committee members under Rule 3.21 of the Listing Rules; and (ii) the requirements under Rule 3.25 of the Listing Rules that the remuneration committee comprises a majority of independent non-executive Directors.

The Board would like to take this opportunity to welcome Mr. Mak to the Board.

By order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 29 August 2013

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John and Mr. Peh Jefferson Tun Lu.